Exhibit 99.1

AEGON announces appointment of Mark Mullin as President of AEGON Americas

AEGON USA Executive Vice President Mark Mullin has been appointed President of AEGON Americas with responsibility for operations in the United States, Canada and Latin America.

Mr. Mullin currently heads AEGON’s pension operations in the United States, as well as AEGON’s US annuity and mutual fund businesses. Mr. Mullin joined AEGON in 1987.

Current CEO of AEGON Americas Pat Baird will continue to maintain direct responsibility for AEGON’s life reinsurance business, in addition to his international responsibilities as a member of AEGON N.V.’s Management Board, which include AEGON’s business in Asia. Mr. Baird is also currently serving a one-year term as Chairman of the American Council of Life Insurers (ACLI), which ends in October, 2009. Mr. Mullin will continue to report to Pat Baird.

“The Americas are vital to the success of AEGON’s long-term strategy,” said Alex Wynaendts, AEGON’s CEO. “Mark’s extensive knowledge of our businesses there and his strong track record will be a tremendous asset as we strengthen our position in what continues to be the world’s largest market for life insurance and pensions.”

With businesses in the United States, Canada, Mexico and Brazil, AEGON companies employ more than 15,000 people and serve some 20 million customers across the Americas. Approximately 60% of AEGON’s total business is generated in the Americas.

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8344	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website

www.aegon.com

Media relations +31 (0)70 344 8344 Investor relations +31 (0)70 344 8305	Website www.aegon.com	20090126

About AEGON & AEGON Americas

AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ almost 32,000 people and have over 40 million customers across the globe.

Key figures	2007	First nine months 2008
Underlying earnings before tax	EUR 2.64 billion	EUR 1.75 billion
New life sales	EUR 3.27 billion	EUR 2.03 billion
Gross deposits	EUR 44.53 billion	EUR 28.82 billion
Revenue generating investments (At September 30, 2008)		EUR 351 billion

AEGON Americas

AEGON has businesses in the United States, Canada, Mexico and Brazil. In the United States, AEGON includes some of the country’s leading life insurers, including Transamerica, Monumental Life and Western Reserve Life. Together, AEGON companies in the Americas have more than twenty million customers and work with approximately 100,000 agents across the region. In all, AEGON employs more than 15,000 people in the Americas. Approximately 60% of AEGON’s total business is generated in the Americas.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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